

September 27, 2012

Via E-mail
Ms. Lily Dong
Chief Financial Officer
RDA Microelectronics, Inc.
6/F, Building 4, 690 Bibo Road
Pudong District, Shanghai 201203
The People's Republic of China

      RE: **RDA Microelectronics, Inc.**
             Form 20-F for Fiscal Year Ended December 31, 2011
             Filed March 16, 2012
             File No. 001-34943

Dear Ms. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31 2011

Item 15. Controls and Procedures, page 71

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

a) Please tell us how you evaluate and assess internal control over financial reporting:
   - In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
   - Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.

b) Please tell us how you maintain your books and records and prepare your financial statements:
   - If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
   - If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   - the nature of his or her contractual or other relationship to you;
   - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   - the name and address of the accounting firm or organization;
   - the qualifications of their employees who perform the services for your company;
   - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) Since you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

<u>Exhibit 12 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

2. We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company as required by Item 601(b)(31) of Regulation S-K. Please amend this Form 20-F to include corrected certifications that are currently signed and dated and include the required language. You may provide abbreviated amendments that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

3. We note in paragraph 4.(d) in the certification that you substituted the phrase *period covered by this annual* report for the phrase *registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report).* In future filings, including the requested amendment, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief